[Letterhead of Orange REIT, Inc.]

February 9, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Orange REIT, Inc.
Registration on Form S-11
File No. 333-131677

Gentlemen:

We hereby request that the Securities and Exchange Commission declare the above-reference registration statement on Form S-11 effective at 5:00 p.m. on February 13, 2007 or as soon thereafter as possible.

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Orange Hospitality, Inc.

By:	/s/ Robbin E. Cooper
Robbin E. Cooper President